DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

April 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Jason Drory
Tim Buchmiller
Celeste Murphy
Tracey McKoy
Daniel Gordon

Re:	GigCapital2, Inc.
Registration Statement on Form S-4
Amendment No. 2 Filed April 12, 2021
File No. 333-252824

Ladies and Gentlemen:

This letter responds to the comment letter (the “Third Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated April 26, 2021, to Dr. Raluca Dinu, Chief Executive Officer and President of GigCapital2, Inc. (“GigCapital2” or the “Company”) regarding Amendment No. 2 to the Registration Statement on Form S-4 filed April 12, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Third Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4 filed April 12, 2021

Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.2 Consent of BPM LLP, page II-1

1.	Please update the consent for BPM LLP.

An updated consent for BPM LLP is included as Exhibit 23.2 to the Amended Registration Statement.

April 28, 2021

General

2.

We note your response to prior comment 3 and your revised disclosure in the first risk factor on page 69 that “[a]s the acquisition of Innovations Group is not a condition to the closing of the UpHealth Business Combination, in the event that this acquisition does not occur..., GigCapital2 does not intend to resolicit stockholder approval of the UpHealth Business Combination.” In the event that the acquisition of Innovations Group would not be consummated, please provide us with your analysis as to why resolicitation would not required. Please include in your analysis why the holders of the public shares would not view the consummation of that acquisition as a material part of their voting decision or decision as to whether to exercise their redemption rights.

Since the filing of Amendment No. 2 to the Registration Statement, UpHealth has successfully consummated the acquisition of Innovations Group. The closing took place on April 27, 2021. As a result, the question presented in the comment is moot. In the Amended Registration Statement, the Company has removed the referenced risk factor (formerly on page 69) and has revised related disclosures in regard to the pending status of the Innovations Group acquisition to indicate that the acquisition has been completed.

3.

We also note your disclosure in the second risk factor disclosure on page 70 that GigCapital2 does not intend to resolicit stockholder approval if the additional 1% equity interest in Glocal to get to the contemplated 90% is not acquired or the closing condition to acquire an additional 4% is not achieved. Given your disclosure that if you do not finalize the steps in accordance with the laws of the Republic of India it could result in disputes with certain shareholders of Glocal and that there would be minority owners of Glocal who would have access to books and records, and liquidation or dividend rights with respect to the shares, please provide us with your analysis as to why the holders of the public shares would not view the consummation of the remaining steps to complete the Glocal acquisition as a material part of their voting decision or decision as to whether to exercise their redemption rights.

In response to the Staff’s comment, the Company has revised its risk factor disclosure on pages 67-68 of the Amended Registration Statement to clarify that the risks that are faced with regard to the ownership structure of Glocal are (a) that there are intended to be minority equity owners of Glocal following the Closing of the UpHealth Business Combination, and (b) that if the Company following such Closing fails to satisfy the obligations under promissory notes owed to two of the sellers of equity interests in Glocal, then those sellers will be contractually entitled to reverse the sale of their shares to UpHealth. The revised risk factor also clarifies that there are no events at this time that could occur prior to the Closing that will change these facts. As a result, all facts pertaining to the Glocal acquisition structure and the risks that arise from such structure have been disclosed, and there is no additional information that could arise for consideration by a holder of public shares as they make their voting decision or decision as to whether to exercise their redemption rights.

April 28, 2021

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Brad Rock at (415) 836-2598 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

Partner